EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower	T: +972-74-794-5200
7 Menachem Begin Road
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies Reports
 Third Quarter 2022 Financial Results

Ramat Gan, Israel, December 22, 2022 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video, and access control security products and solutions, today announced its financial results for the three and nine months ended September 30, 2022. Management will hold an investors' conference call later today (at 10 a.m. Eastern Time) to discuss the results.

Business Highlights (all comparisons are for Q3 2022 versus Q3 2021):

•	Third quarter revenue was $9.7 million compared with $9.3 million.

•	Net income from continuing operations was $1.2 million compared to $44,000.

•	EBITDA from continuing operations was $1.5 million compared with $1.1 million.

•	Cash and cash equivalents of $15.2 million, or $0.65 per share, and zero debt as of September 30, 2022.

Mr. Dror Sharon, Chief Executive Officer of Senstar Technologies, stated, "Third quarter revenue of $9.7 million was up 5% over the year ago quarter, and our bookings were particularly strong compared to last year, despite longer sales cycles across the industry. Strength in our Canadian and European businesses is balancing contract award delays for government projects in the U.S. and in Asia Pacific due to prolonged lockdowns related to COVID. Importantly, projects have been postponed and not cancelled, and we are optimistic about the opportunities in our pipeline. We have a strong backlog that we expect to deliver over the next 12 months and are in negotiations for several larger projects that we expect to close in the coming months.”

Third Quarter 2022 Results Summary

Revenue for the third quarter of 2022 was $9.7 million, an increase of 5.1% compared with $9.3 million in the third quarter of 2021. Third quarter gross profit was $6.0 million, or 61.1% of revenue, compared with $5.6 million, or 60.7% of revenue. The increase in gross margin was primarily due to a shift in the mix of products sold during the quarter.

Operating expenses for the third quarter of 2022 were $4.82 million, essentially flat compared to $4.85 million in the prior year's third quarter.

Operating income was $1.1 million for the third quarter of 2022 compared to $0.8 million in the third quarter of 2021.

Financial income was $0.2 million compared to financial expense of ($0.4) million in the third quarter of 2021.

Income from continuing operations was $1.2 million in the third quarter of 2022 compared to $44,000 in the year-ago quarter.

Net income in the third quarter of 2022 was $1.3 million or $0.06 per share compared to a net loss of ($0.2) million, or ($0.01) per share in the third quarter of last year. Our net loss  in the 2021 period includes a net loss from discontinued operations of ($0.3) million.

EBITDA from continuing operations for the third quarter was $1.5 million versus $1.1 million for the third quarter of 2021.

Cash and cash equivalents and restricted cash as of September 30, 2022, were $15.2 million, or $0.65 per share, compared with $26.4 million, or $1.13 per share, at December 31, 2021. The decline in cash and cash equivalents reflects the significant reduction in other accounts payable and accrued expenses and increased inventories and accounts receivable.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The call will begin promptly at 10 a.m. Eastern Time; 5 p.m. Israel Time; 3 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13734956.

Participant Dial-in Numbers:
Toll Free:	1-877-407-9716
Toll/International:	1-201-493-6779
Israel Toll Free:	1 809 406 247
UK Toll Free:	0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1589326&tp_key=1f5be66cc4.

Replay Dial-in Numbers:
Toll Free:	1-844-512-2921
Toll/International:	1-412-317-6671
Replay Pin Number:	13734956

A replay of the call will be available on December 22, 2022, after 1 p.m. Eastern time through January 5, 2023, at 11:59 p.m. Eastern time, and available on the Senstar Technologies website at https://senstartechnologies.com/earnings-calls/.

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , correction facilities , and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Doron Kerbel, Adv. V.P. General Counsel & Company Secretary Tel: +972-74-794-5200 Doron.Kerbel@senstar.com	IR Contact: Kim Rogers Managing Director Hayden IR +1 541-904-5075 Kim@HaydenIR.com

-- Tables follow --

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% change	2022	2021	% change
Revenue	9,739	9,263	5	25,648	25,905	(1)
Cost of revenue	3,789	3,636	4	9,756	9,161	6

Gross profit	5,950	5,627	6	15,892	16,744	(5)
Operating expenses:
Research and development, net	1,033	814	27	3,215	2,797	15
Selling and marketing	2,152	2,352	(9)	6,671	6,933	(4)
General and administrative	1,633	1,682	(3)	5,439	4,690	16
Total operating expenses	4,818	4,848	(1)	15,325	14,420	6

Operating income (loss)	1,132	779		567	2,324
Financial expenses, net	212	(416)		(136)	(619)

Income (loss) before income taxes	1,344	363		431	1,705

Income tax benefits (taxes on income)	(97)	(319)		147	(1,724)

Income (loss) from continuing operations	1,247	44		578	(19)
Income (loss) from discontinued operations, net	66	(266)		(198)	9,616

Net income (loss) attributable to Senstar’s shareholders	1,313	(222)		380	9,597

Basic and diluted net income (loss) per share from continuing operations	$0.06	$0.00		$0.03	$0.00
Basic and diluted net income (loss) per share from discontinued operations, net	-	$(0.01)		$(0.01)	$0.41

Basic and diluted net income (loss) per share	$0.06	$(0.01)		$0.02	$0.41

Weighted average number of shares used in computing basic net income (loss) per share	23,309,987	23,215,309		23,307,331	23,182,404

Weighted average number of shares used in computing diluted net income (loss) per share	23,309,987	23,215,309		23,309,964	23,182,404

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,,
	2022	2021	2022	2021
	%	%	%	%

Gross margin	61.1	60.7	62.0	64.6
Research and development, net as a % of revenues	10.6	8.8	12.5	10.8
Selling and marketing as a % of revenues	22.1	25.4	26.0	26.8
General and administrative as a % of revenues	16.8	18.2	21.2	18.1
Operating margin	11.6	8.4	2.2	9.0
Net margin from continuing operations	12.8	0.5	2.3	-

SENSTAR TECHNOLOGIES
 RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

GAAP income (loss) from continuing operations	1,247	44	578	(19)
Less:
Financial income (expenses), net	212	(416)	(136)	(619)
Income tax benefits (taxes on income)	(97)	(319)	147	(1,724)
Depreciation and amortization	(344)	(350)	(1,104)	(978)
EBITDA from continuing operations	1,476	1,129	1,671	3,302

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2022	2021
CURRENT ASSETS:
Cash and cash equivalents	$15,190	$26,397
Restricted cash and deposits	23	6
Trade receivables, net	8,880	7,723
Unbilled accounts receivable	-	26
Other accounts receivable and prepaid expenses	1,737	2,010
Inventories	7,704	5,751

Total current assets	33,534	41,913

LONG TERM ASSETS:

Deferred tax assets	551	502
Operating lease right-of-use assets	934	1,228

Total long-term assets	1,485	1,730

PROPERTY AND EQUIPMENT, NET	1,719	2,109

INTANGIBLE ASSETS, NET	1,346	2,186

GOODWILL	10,736	11,449

TOTAL ASSETS	$48,820	$59,387

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2022	2021

CURRENT LIABILITIES:

Trade payables	$2,370	$2,710
Customer advances	228	390
Deferred revenues	2,597	2,704
Other accounts payable and accrued expenses	6,040	13,203
Short-term operating lease liabilities	244	276

Total current liabilities	11,479	19,283

LONG-TERM LIABILITIES:
Deferred revenues	1,367	1,690
Deferred tax liabilities	789	899
Accrued severance pay	459	523
Long-term operating lease liabilities	722	969
Other long-term liabilities	221	266

Total long-term liabilities	3,558	4,347

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at September 30, 2022 and December 31, 2021; Issued and outstanding: 23,309,987 shares at September 30, 2021 and 23,301,653 shares at December 31, 2021	6,799	6,796
Additional paid-in capital	30,486	30,394
Accumulated other comprehensive loss	(1,275)	1,222
Foreign currency translation adjustments (stand-alone financial statements)	9,735	9,687
Accumulated deficit	(11,962)	(12,342)

TOTAL SHAREHOLDERS' EQUITY	33,783	35,757

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$48,820	$59,387